September 21, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:		Conlon Danberg
Katherine Bagley

	Re:	NanoVibronix, Inc.
Registration Statement on Form S-1, as amended
File No. 333-273292

Ladies and Gentlemen:

NanoVibronix, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-273292), and all amendments filed thereto, and all exhibits filed therewith (the “Registration Statement”), be withdrawn in its entirety, effective immediately pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on July 17, 2023, and subsequently amended on August 7, 2023 (Amendment No. 1).

The Registration Statement was never declared effective and no securities of the Company were sold in connection with the offering. Therefore, we believe that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a).

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should any member of the staff of the Securities and Exchange Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Jayun Koo, Esq. at (212) 835-4823.

Thank you for your assistance in this matter.

Sincerely,

/s/ Brian Murphy
Brian Murphy
Chief Executive Officer